SLAP, INC.

565 Silvertip Road

Canmore, Alberta T1W 3K8

August 7, 2008

Mr. Kristopher Natoli

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C

20549

Via Edgar and Overnight Delivery

Dear Mr. Natoli:

Re:

SLAP, Inc. (the “Company”)

Registration Statement on Form S-1

This letter shall serve as the formal request of Slap, Inc. that the effective date of the Registration Statement filed on Form S-1 Amendment #3 filed with the Securities and Exchange Commission on August 1, 2008, be accelerated to be effective as of Wednesday, August 13, 2008, at 4:00pm Eastern time, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

1.

Should the SEC or the staff acting by delegated authority declare the Registration Statement effective, it does not foreclose the SEC from taking any action on the filing.

2.

The action of the SEC or the staff acting by delegated authority in declaring the Registration Statement effective does not relieve Slap, Inc. from its full responsibility for the adequacy and accuracy of the Registration Statement’s disclosures.

3.

Slap, Inc. may not assert the SEC’s comments and the declaration of the Registration Statement’s effectiveness as a defense in any proceedings initiated by the SEC or any person under the United States’ federal securities laws.

Slap, Inc. advises that it is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

This letter shall also confirm that Slap, Inc. acknowledges that the exemption found in Rule 144 is not available with regards to the resale of any of its currently outstanding shares until 90 days from the date that Slap, Inc. becomes subject to the reporting requirements of Section 13 of the Securities Exchange Act of 1934.

Sincerely,

By:

/s/ David Wehrhahn

Name:

David Wehrhahn

Title:

President, Principal Executive Officer

and Member of the Board of Directors